SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549


                               FORM 11-K




[x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

           For the fiscal year ended November 30, 1995

                              OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


           For the transition period from __________ to___________




                       Commission file number 1-2256



                     THRIFT PLAN OF EXXON CORPORATION

                       AND PARTICIPATING AFFILIATES


                         (Full title of the plan)


                            EXXON CORPORATION


                   (Name of issuer of the securities)

                       5959 Las Colinas Boulevard

                        Irving, Texas 75039-2298




                 (Address of principal executive office)













                   THRIFT PLAN OF EXXON CORPORATION

                     AND PARTICIPATING AFFILIATES



                               INDEX




                                                             Page
                                                             ----
   Financial Statements

      Statement of Net Assets
      Available for Benefits, with
      Fund Information at
      November 30, 1995 and 1994                             2-3

      Statement of Changes in Net Assets
      Available for Benefits, with
      Fund Information for the
      Year ended November 30, 1995                             4

      Notes to Financial Statements                          5-8

   Item 27a-Schedule of Assets Held for Investment
   Purposes at November 30, 1995 (Exhibit 1)                9-25

   Item 27d-Schedule of Reportable
   Transactions (Exhibit 2)                                   26

   Report of Independent Accountants                          27

   Consent of Independent Accountants                         28

   Signatures                                                 29


















                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1995
                               (millions of dollars)

                                                                Non-
                                                             Participant
                                 Participant Directed          Directed
                    ---------------------------------------- -----------
                               Exxon                           Exxon
                            Corporation            Extended    Corp.
                    Common    Common    Equity      Market   Preferred
                     Asset     Stock   Portfolio  Portfolio    Stock
                     Fund      Fund*     Fund*       Fund      Fund*   Total
                    ---------------------------------------- --------- -----
Assets

Investments,at
 fair value:
   Fixed income
   securities        $2,669        -        -           -             $2,669
 Short-term
   investments           64        -        -           -        $13      77
 Loans to parti-
   cipants              159        -        -           -         -      159
 Exxon Corp
   common stock           -   $3,279        -           -         -    3,279
 Index funds              -      -       $429        $136         -      565
 Exxon Corp Class A
  preferred stock         -        -        -           -        584     584
                     -------------------------------------------------------
   Total investments  2,892    3,279      429         136        597   7,333

Cash                      5        -        -           -          -       5
Amounts due from
 employers                -        -        -           -         34      34
Dividends receivable      -       32        -           -          -      32
Accrued interest         45        -        -           -          -      45
Other receivables         2        -        -           -          -       2
                     -------------------------------------------------------
   Total assets       2,944    3,311      429         136        631   7,451
                     -------------------------------------------------------
Liabilities

Payables and accrued
   liabilities           49        7        -           -         10      66
Notes payable             -        -        -           -        460     460
Subrogation rights
   obligation             -        -        -           -         41      41
                     -------------------------------------------------------
   Total liabilities     49        7        -           -        511     567
                     -------------------------------------------------------
Net assets available
 for benefits        $2,895   $3,304     $429        $136       $120  $6,884
                     =======================================================
*Investment Funds representing 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.
                                     -2-
                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1994
                               (millions of dollars)

                                                                Non-
                                                             Participant
                                 Participant Directed         Directed
                    ---------------------------------------  -----------
                               Exxon                           Exxon
                            Corporation            Extended    Corp.
                    Common     Common   Equity      Market   Preferred
                     Asset     Stock   Portfolio   Portfolio   Stock
                     Fund      Fund*     Fund*       Fund      Fund*   Total
                    ---------------------------------------- --------- -----
Assets

Investments, at
 fair value:
   Fixed income
   securities        $2,359        -        -          -       $16    $2,375
 Short-term
   investments          105        -        -          -         -       105
 Loans to parti-
   cipants              170        -        -          -         -       170
 Exxon Corp
   common stock           -   $2,797        -          -         -     2,797
 Index funds              -        -     $298        $78         -       376
 Exxon Corp Class A
   preferred stock        -        -        -          -       568       568
                    --------------------------------------------------------
   Total investments  2,634    2,797      298         78       584     6,391

Amounts due from
 employers                -        -        -          -        45        45
Dividends receivable      -       35        -          -         -        35
Accrued interest         52        -        -          -         -        52
Other receivables         1        -        -          -         -         1
                    --------------------------------------------------------
   Total assets       2,687    2,832      298         78       629     6,524
                    --------------------------------------------------------
Liabilities

Payables and accrued
   liabilities           14        8        -          -        19        41
Notes payable             -        -        -          -       565       565
Subrogation rights
  obligation              -        -        -          -        48        48
                    --------------------------------------------------------
   Total liabilities     14        8        -          -       632       654
                    --------------------------------------------------------
Net assets available
 for benefits        $2,673   $2,824     $298        $78       ($3)   $5,870
                    ========================================================
*Investment Funds representing 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

                                     -3-
                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                          YEAR ENDED NOVEMBER 30, 1995
                             (millions of dollars)


                                                                Non-
                                                             Participant
                                Participant Directed          Directed
                       ------------------------------------ ------------
                                Exxon                         Exxon
                                Corp.             Extended    Corp.
                       Common  Common    Equity    Market   Preferred
                       Asset    Stock  Portfolio  Portfolio   Stock
                        Fund    Fund     Fund       Fund      Fund     Total
                       ------------------------------------ ---------  -----

Contributions:
 Employer                 $19      $5       $2         $2      $87     $115
 Employee                  93      34       23         19        -      169
                       -----------------------------------------------------
 Total contributions      112      39       25         21       87      284
                       -----------------------------------------------------

Investment income:
 Interest                 163       -        -          -        1      164
 Dividends                  -     132        -          -       40      172
 Net appreciation
  (depreciation) in fair
  value of investments     60     753      111         28      120    1,072
                       -----------------------------------------------------
 Total investment income  223     885      111         28      161    1,408
                       -----------------------------------------------------

Interest expense            -       -        -          -      (36)     (36)
LESOP conversions           -     103        -          -     (103)       -
Benefit payments at fair
 value                   (390)   (155)       -          -        -     (545)
Participant withdrawals
 at fair value            (63)    (34)       -          -        -      (97)
Interfund transfers       340    (358)      (5)         9       14        -
                       -----------------------------------------------------

 Net increase(decrease)   222     480      131         58      123    1,014

Net assets available
 for benefits:
At the beginning of
 the year               2,673   2,824      298         78       (3)   5,870
                       -----------------------------------------------------

At the end of the year $2,895  $3,304     $429       $136     $120   $6,884
                       =====================================================


The accompanying notes are an integral part of these financial statements.
                                     -4-

                    THRIFT PLAN OF EXXON CORPORATION
                      AND PARTICIPATING AFFILIATES

                     NOTES TO FINANCIAL STATEMENTS



Note 1:     Plan Description


The participants in the Thrift Plan of Exxon Corporation and Participating Affiliates (the "Thrift Plan", also called the "Thrift Fund" or the "Savings and Investment Program") are eligible employees and former employees of Exxon Corporation and certain affiliated employers. The terms and conditions of the Thrift
Plan are fully contained in the Thrift Plan of Exxon Corporation and Participating Affiliates document (Plan Document) dated December 1993, as amended from time to time. The Thrift Plan is an "employee pension benefit plan" described in Section 3(2) of Employee Retirement Income Security Act of 1974 (ERISA) and also a "defined contribution plan" described in Section 3(34) of ERISA.

Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, and other Thrift Plan provisions are described in detail in the Plan Document. Also set forth in the Plan Document are the investment features and options of the Thrift Plan including, but not limited to, stock purchases and sales, equity unit purchases and sales, extended market unit purchases and sales, and other transactions.


Note 2:     Accounting Policies


The accounting records of the Thrift Plan are maintained on the accrual basis.

The Common Asset Fund, Exxon Corporation Common Stock Fund, Equity Portfolio Fund, and Extended Market Portfolio Fund investments are stated at current value. Current values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. Exxon Corporation Class A preferred stock held in the Exxon Corporation Preferred Stock Fund is stated at current value. Such value was determined by the Trustee of the Thrift Plan.

Net appreciation in the current value of investments includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held at year-end.

                    THRIFT PLAN OF EXXON CORPORATION
                      AND PARTICIPATING AFFILIATES

                     NOTES TO FINANCIAL STATEMENTS


Note 3:     Revalued Cost Basis Gains and Losses

The Department of Labor (DOL) requires that the components of net appreciation (depreciation) for investments held in the Exxon Corporation Common Stock Fund, investments held in the Common
Asset Fund, and investments held in the Exxon Corporation Preferred Stock Fund be segregated and calculated on a revalued cost basis for ERISA annual report (Form 5500) reporting purposes. Under the revalued cost basis, realized gains and losses on investments sold are calculated as proceeds less market value at the beginning of the year or, if acquired during the year, historical cost. Unrealized gains and losses are calculated as market value of assets at the end of the year less market value at the beginning of the year or, if acquired during the year, historical cost.

For the Common Asset Fund and the Exxon Corporation Preferred Stock Fund fixed income securities, gains and losses are calculated on the basis of specific security identification. For Exxon Corporation common stock, gains and losses are calculated assuming a first-in, first-out methodology for total shares in the portfolio for all shares sold by participants.

For the years ended November 30, 1995 and 1994, these components of net appreciation (depreciation) were:

                  Exxon Corporation Common Asset Fixed     Exxon Corporation
                    Common Stock    Income Securities       Preferred Stock
                    ------------     -----------------     -----------------
                    1995    1994    1995         1994       1995        1994
                    ----    ----    ----         ----       ----        ----
                                    (millions of dollars)

Realized G/(L)      $ 94    ($ 1)   $ 6          ($14)      $  -        $ -

Unrealized G/(L)     659     (97)    54          ( 60)       120        (14)
                   -----    ----    -----        -----      -----      -----
Net Appreciation    $753    ($98)   $60          ($74)      $120       ($14)
   (Depreciation)


Note 4:     Tax Status

In 1993, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Thrift Plan under Section 401(a) of the Internal Revenue Code (IRC).
The Trustee believes that the Plan is qualified and, therefore, that the Trust is exempt from tax under IRC Section 501(a).

The federal tax treatment of a qualified plan and trust, as well as distributions from such a plan, are described in the Plan Document.

                    THRIFT PLAN OF EXXON CORPORATION
                      AND PARTICIPATING AFFILIATES

                     NOTES TO FINANCIAL STATEMENTS


Note 5:     Expenses

Participating employers pay the administrative expenses of the Thrift Fund with the exception of: (1) brokers' commissions and SEC fees on Exxon Corporation common stock purchases and sales which are paid by Thrift participants purchasing or selling stock and are included in the price of the stock at the time of purchase or sale and (2) management fees, brokerage commissions, and administrative expenses of the Equity Portfolio Fund and the Extended Market Portfolio Fund, which are paid by Thrift participants in those respective Funds.

Note 6:     Direct Dividend Account

A Leveraged Employee Stock Ownership Plan (LESOP) was incorporated into the Thrift Plan on August 1, 1988. This LESOP is commonly referred to as the Direct Dividend Account (DDA) and is described in detail in the Plan Document. In 1989, the Trustee-Thrift Trust borrowed $1.0 billion at a floating rate of interest under the terms of notes, guaranteed by Exxon Corporation, maturing between 1990 and 1999. Remaining annual principal payments on the notes range from $110.0 million to $125.0 million. In addition, there are subrogation rights obligations which are mentioned below. The Trustee used the proceeds of the borrowing to purchase 16,349,945 shares of a new issue of Exxon Corporation Class A preferred stock for $61.50 per share. Exxon Corporation Class A preferred stock can be converted into Exxon Corporation common stock at the lower of current common stock market value or $61.50. Dividends are cumulative and payable in an amount per share equal to $4.68 per annum. As of November 30, 1995, there were 19,135,188 shares of Exxon Corporation common stock in the DDA.

Employer contributions to the DDA, plus certain dividends, are used to make principal and interest payments on the notes. Employer contributions are based on a matching program related to employee contributions and are funded annually when principal amounts on the notes are due. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock and allocated to participants' accounts in accordance with the applicable requirments of the IRC. During 1995, 1,678,567 shares, or approximately $103 million, of preferred stock were converted to common stock and allocated. During 1994, 1,819,364 shares, or approximately $112 million, of preferred stock were converted to common stock and allocated. Net dividends on the preferred stock of $40 million and $48 million were paid during 1995 and 1994, respectively, and covered certain principal and interest payments on the notes and interest payments on the subrogation rights referred to below.

                    THRIFT PLAN OF EXXON CORPORATION
                      AND PARTICIPATING AFFILIATES

                     NOTES TO FINANCIAL STATEMENTS


The June, 1995 $105 million principal payment on the notes and $7 million retirement of subrogation rights (referred to below) were funded with approximately $86 million of employer contributions to the DDA, $25 million of common dividends reinvested within the DDA and $1 million of preferred stock dividends and interest income in excess of interest expense.

The June, 1994 $110 million principal payment on the notes was funded with approximately $71 million of employer contributions to the DDA, $21 million of common dividends reinvested within the DDA and $11 million of preferred stock dividends and interest income in excess of interest expense and a guarantor payment by Exxon Corporation of approximately $7 million.

Upon its payment in 1994, 1991 and 1990 respectively of approximately
$7 million, $11 million and $53 million principal on the notes as guarantor, Exxon Corporation became subrogated to all rights of the holders of such notes with respect to those payments. These subrogation rights include the right to receive payment from the Trustee-Thrift Trust of the remaining principal amounts, if any, plus accrued and unpaid interest thereon, upon final payment of all principal and interest on the notes. During 1994 and 1992, Exxon Corporation sold these subrogation rights to a third party, which is paid interest thereon on a current basis. Under certain circumstances, the third party may require Exxon Corporation to repurchase these subrogation rights. During 1995, $7 million of the subrogation rights obligation incurred in 1994 was retired. During 1993, $12 million of the subrogation rights obligation incurred in 1990 was retired, and during 1992, $11 million of the subrogation rights obligation incurred in 1991 was retired.

Note 7:     Claims Incurred But Not Paid

The Plan reports benefits paid on a cash basis as required under generally accepted accounting principles. For Form 5500 reporting purposes, claims incurred but not paid of $4 million and $37 million for the years ended November 30, 1995 and 1994 respectively are reported on an accrual basis. As such, the net assets available for benefits reflected for Form 5500 purposes are $6,880 million and $5,833 million for the years ended November 30, 1995 and 1994, respectively.

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY               AMORTIZED    CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE     COST        VALUE
----------------------------------------------------------------------------

COMMON ASSET FUND
------------------

  CORPORATE BONDS
AT&T CORP              4.500%    02/15/96    $11,800     $11,750     $11,766
A T & T CAP CORP
   M/T/N               7.080%    05/19/97      2,000       2,007       2,034
AMERICAN EXPRESS
   MASTER TR           6 050%    06/15/98     20,850      20,830      20,973
ASSOCIATES CORP
NORTH AMER             8.375%    06/01/96      3,190       3,211       3,227
ASSOCIATES CORP
NORTH AMER             8.800%    03/01/96      5,565       5,591       5,600
ASSOCIATES CORP
NORTH AMER SR NT       7.500%    10/15/96     15,500      15,571      15,711
ASSOCIATES CORP
NORTH AMER SR NT       8.125%    01/15/98      5,000       5,189       5,233
BANC ONE AUTO TR       6.363%    05/15/96      1,019       1,019       1,020
BANC ONE AUTO TR       6.650%    05/15/97     18,000      18,005      18,079
BANC ONE AUTO TR       6.850%    11/15/97     10,000       9,998      10,107
BANCO INTERNATL
  TRADE FIN SER
  A-3 RESTR            6.760%    10/15/96      1,000       1,005       1,011
BANCO INTERNATL
  TRADE FIN
  SER A-4 RESTR        6.760%    10/15/96      1,324       1,330       1,338
BANCO INTERNATL
  TRADE FIN SER
  A-2 RESTR            6.760%    10/15/96      1,000       1,005       1,011
BANCO INTL TRADE
  FIN CORP RESTR       7.440%    04/15/97      1,499       1,512       1,537
BANAMEX EXPORT
  FDG CORP
  RESTR   *PP*         7.580%    10/15/96        599         602         601
BAYERISCHE
  LANDESBANK U S
  FIN M/T/N            4.625%    04/02/96     14,000      13,999      13,939
BELLSOUTH CAP
  FDG CORP             9.250%    01/15/98      1,900       2,014       2,029
BELLSOUTH CAP
  FDG CORP M/T/N       6.790%    03/03/97      7,000       7,000       7,076
BELLSOUTH CAP
  FDG CORP M/T/N       7.550%    11/29/96      3,000       3,043       3,054

                                     -9-
                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY              AMORTIZED     CURRENT
DESCRIPTION            COUPON      DATE    PAR VALUE     COST         VALUE
----------------------------------------------------------------------------

BOATMENS AUTO TR       5.900%    06/15/98   $10,000      $9,995      $10,019
BOATMENS AUTO TR       6.100%    05/15/00    10,000       9,991        9,999
BRIDGESTONE/
  FIRESTONE
  MASTER TR            6.250%    12/01/99     9,500       9,486        9,513
CFAC GRANTOR TR        6.450%    12/15/97     3,306       3,315        3,309
CFC-14 GRANTOR
  TRUST RESTR          7.150%    11/15/06     6,824       6,872        6,825
CTS HOME EQUITY
  LN TR                7.700%    09/15/06     5,406       5,499        5,568
CAPITAL AUTO
  RECEIVABLES
  ASSET                5.750%    12/15/97     1,279       1,288        1,279
CAPITAL AUTO
  RECEIVABLES
  ASSET                5.350%    02/15/98     2,846       2,852        2,844
CAPITAL AUTO
  RECEIVABLES
  ASSET TR             4.700%    05/15/97     3,473       3,473        3,466
CARCO AUTO LN
  MASTER TR            7.875%    03/15/98     2,000       2,018        2,024
CASE EQUIP LN TR       6.150%    10/25/26    10,000       9,997       10,105
CHASE MANHATTAN
  CR CARD MASTER       7.650%    11/15/98    11,567      11,587       11,572
CHASE MANHATTAN
  CR CARD MASTER       7.400%    05/15/00    16,000      16,119       16,321
CHASE MANHATTAN
  GRANTOR TR           6.000%    09/17/01    23,483      23,455       23,569
CHASE MANHATTAN
  GRANTOR TR           5.900%    11/15/01    20,000      19,986       20,049
CHEMICAL GRANTOR TR    8.900%    12/15/96     2,995       2,987        3,009
CHEVRON CORP
  PROFIT SHARING/      6.920%    01/01/96     5,000       5,009        5,003
CHEVRON CORP
  PROFIT SHARING/      7.280%    01/01/97     3,500       3,552        3,555
CITICORP MTG SECS
  INC REMIC
  PASS THRU            5.750%    03/25/09     3,929       3,925        3,896
COCA COLA CO NT        7.750%    02/15/96     2,000       2,004        2,007
COCA COLA CO           7.875%    09/15/98     8,000       8,393        8,432

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY               AMORTIZED    CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE     COST        VALUE
----------------------------------------------------------------------------

COLONIAL CR CARD TR    7.450%    01/15/98     $2,996     $3,007       $3,022
COLONIAL CREDIT
  CARD  TR 1992-A      6.800%    08/15/97      6,795      6,814        6,825
CONCORD LEASING
  GRANTOR RESTR        5.310%    05/01/00      1,591      1,583        1,591
CORESTATES HOME
  EQUITY TR            5.100%    03/15/09      6,238      6,235        6,119
DAIMLER-BENZ AUTO
  GRANTOR TR           5.850%    05/15/02     20,000     20,022       20,000
DAIMLER-BENZ VEH
  TR 1994-A ASSET
  BACK                 5.950%    12/15/00     10,497     10,505       10,499
DAYTON HUDSON
  CR CARD MASTER       6.100%    02/25/02      9,590      9,593        9,694
DEUTSCHE BANK
  FIN INC M/T/N        8.800%    01/15/97      2,000      2,040        2,070
DEUTSCHE BK FINL
  INC M/T/N            8.800%    01/15/97      8,625      8,828        8,881
DISCOVER CARD
  MASTER TR I
  SER 94-1 CR          6.700%    02/16/00     23,000     22,991       23,378
DISCOVER CARD TR       7.200%    04/16/98      8,333      8,317        8,338
DISCOVER CARD TR       5.500%    05/16/98     20,000     19,990       19,954
DISCOVER CARD TR       6.250%    08/16/00     10,200     10,187       10,307
DU PONT E I
  DE NEMOURS & CO      8.450%    10/15/96      2,695      2,733        2,753
DU PONT E I
  DE NEMOURS & CO
  M/T/N                7.160%    03/03/97     10,000     10,022       10,178
DU PONT E I
  DE NEMOURS & CO
  M/T/N                6.090%    06/16/97      7,000      7,000        7,043
DUKE PWR CO            5.625%    08/12/97      2,900      2,882        2,895
DUKE PWR CO M/T/N      6.470%    12/15/95      5,000      5,004        5,001
EKSPORTFINANS A S
  M/T/N                5.500%    02/17/97      9,500      9,336        9,471
EMERSON ELEC CO
  EURO                 7.875%    06/05/98      9,720     10,042       10,157

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY               AMORTIZED    CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE     COST        VALUE
----------------------------------------------------------------------------
FCC GRANTOR TR         8.750%    02/15/06     $4,127     $4,293       $4,184
FICAL HOME EQUITY
  LN TR                8.900%    11/15/97        283        287          282
FIRST CHICAGO
  MASTER TR            8.400%    06/15/98     15,060     15,240       15,247
FIRST CHICAGO
  MASTER TR            6.250%    08/15/99     29,165     29,194       29,404
FIRST DEP MASTER
  TR ASSETS
  BACKED CTF           5.750%    06/15/01      8,000      7,888        8,018
FIRST DEP MASTER
  TR SER 1993-1
  CL1                  4.900%    06/15/00     23,333     23,330       23,289
FIRST DEP MASTER
  TR                   6.900%    08/15/01      5,000      5,040        5,096
FIRST SEC AUTO
  GRANTOR TR           6.250%    01/15/01      8,213      8,209        8,264
FIRST USA CR CARD
  MASTER TR            5.200%    06/15/98     36,415     36,511       36,283
FLEET FIN INC          5.450%    03/20/23      3,611      3,609        3,590
FLEET FIN HOME
EQUITY TR
  1991-2 HOME EQ       6.700%    10/16/06      4,607      4,598        4,654
FLEETWOOD CR
  1993-B
  GRANTOR TR           4.950%    08/15/08      3,749      3,739        3,683
FLEETWOOD CR
  1994-B
  GRANTOR TR           6.750%    03/15/10      3,942      3,929        4,006
FORD CR AUTO
  LN MASTER
  TR SER 1992-1        6.875%    01/15/99      5,000      5,019        5,058
FORD CR 1994-A
  GRANTOR TR           6.350%    05/15/99      3,386      3,404        3,410
FORD CR GRANTOR TR     5.900%    05/15/00     34,581     34,553       34,657
GE CAP MTG SVCS
  INC                  7.200%    09/15/11      4,088      4,084        4,151
GMAC 1992-D
  GRANTOR TR           5.550%    05/15/97      1,049      1,049        1,047
GMAC 1992-F
  GRANTOR TR           4.500%    09/15/97        643        635          639

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY               AMORTIZED    CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE     COST        VALUE
----------------------------------------------------------------------------

GMAC 1994-A
  GRANTOR TR           6.300%    06/15/99    $23,073    $23,159      $23,223
GMAC 1995-A
  GRANTOR TR           7.150%    03/15/00     17,690     17,897       17,983
GENERAL DEVELOP
  MENT MTG TRUST       9.050%    02/25/99        450        445          456
GENERAL ELEC CAP
  CORP M/T/N           8.650%    06/24/97      5,000      5,206        5,212
GENERAL ELEC
  CAP CORP M/T/N       6.370%    09/01/98      7,500      7,544        7,647
GENERAL ELEC
  CAP CORP M/T/N       7.950%    02/02/98      2,400      2,484        2,517
GENERAL ELEC
  CAP CORP M/T/N       7.125%    04/06/98      2,350      2,408        2,430
GENERAL ELEC
  CAP CORP M/T/N       6.125%    04/15/97      2,500      2,507        2,520
GILLETTE CO NT         4.750%    08/15/96      7,000      6,934        6,946
GOVERNMENT EXP
  TR CL A RESTR        6.250%    03/01/97      2,370      2,367        2,370
GREEN TREE FINL
  CORP                 4.750%    10/15/17        168        165          167
GREEN TREE FINL
  CORP                 5.850%    01/15/18      1,598      1,605        1,595
HALIFAX BLDG SOC       4.750%    04/29/96      3,000      2,976        2,986
HONDA AUTO
  RECEIVABLES
  GRANTOR TR           6.200%    12/15/00     22,467     22,460       22,606
HOUSEHOLD CR
  CARD TR              7.375%    10/15/97     11,833     11,839       11,835
HOUSEHOLD FIN
  CORP V/R             8.150%    03/19/96      3,981      4,022        4,001
HOUSEHOLD FIN
  CORP HOME
  EQUITY LN            4.750%    05/20/08      5,697      5,685        5,612
HYUNDAI AUTO
  RECEIVABLES TR       4.300%    05/15/98      2,584      2,581        2,560
JOHNSON & JOHNSON
  M/T/N                8.000%    03/20/96     20,000     20,211       20,136
KFW INTL FIN INC       9.375%    07/15/98      5,000      5,399        5,429
KFW INTL FIN INC
  M/T/N                9.600%    05/31/96      2,000      2,031        2,036

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY               AMORTIZED    CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE     COST        VALUE
----------------------------------------------------------------------------

KFW INTL FIN INC
  M/T/N                8.450%    11/03/97     $6,300     $6,555       $6,609
KFW INTL FIN INC
  M/T/N                9.050%    07/30/97      7,000      7,303        7,365
KEYCORP AUTO
  GRANTOR TR           5.800%    07/15/00      8,291      8,272        8,299
LOMAS MTG FDG
  CORP II              9.000%    09/20/15        342        341          345
MBNA CR CARD TR        8.250%    06/30/98      1,837      1,845        1,833
MBNA MASTER CR
  CARD TR              7.750%    10/15/98      5,000      5,052        5,080
MBNA MASTER CREDIT
  CARD TRUST           7.250%    06/15/99     20,000     20,200       20,438
MBNA MASTER
  CR CARD TR
  SER 1992-2           6.200%    08/15/99     16,700     16,654       16,823
MCDONALDS CORP
  SER B M/T/N          8.875%    02/18/97      1,000      1,032        1,032
MERCK & CO INC         7.750%    05/01/96     11,400     11,522       11,487
MERCK & CO INC
  M/T/N                6.000%    01/15/97      2,000      1,991        2,006
MIDLANTIC AUTO
  GRANTOR TR           4.300%    09/15/97      2,090      2,078        2,080
MOBIL CORP             6.500%    12/17/96      3,000      2,989        3,022
MOBIL CORP             6.500%    02/15/97      9,200      9,258        9,283
MORGAN GTY TR
CO NEW YORK N Y        8.125%    03/15/96      2,000      2,020        2,012
NBD BK N A M/T/N       4.625%    12/02/96     10,000      9,996        9,913
NBD BK N A M/T/N       4.600%    02/03/97      5,000      4,947        4,947
NBD BK N A M/T/N       6.150%    06/03/96      5,000      4,986        5,011
NBD BK N A M/T/N       6.550%    06/02/97      2,000      2,000        2,028
NATIONSBANK CR
  CARD MASTER TR       4.750%    09/15/98     35,000     34,989       34,712
NAVISTAR FINL
  1993-A OWNER TR      4.475%    10/15/98      1,016      1,015        1,011
NAVISTAR FINL
  1995-A OWNER TR      6.550%    11/20/01     15,000     15,123       15,175
NAVISTAR FINL
  1995-B OWNER TR      5.940%    10/15/98      9,000      9,000        9,020
NEW ENGLAND TEL &
  TELEG CO NT          6.250%    12/15/97      1,000      1,006        1,009

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY               AMORTIZED    CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE     COST        VALUE
----------------------------------------------------------------------------

NIPPON TELE
  PHONE & TELE
  GRAPH                9.500%    12/19/95     $8,960     $8,968       $8,968
NIPPON TELEG &
  TEL CORP             9.500%    07/27/98     10,000     10,748       10,918
NISSAN AUTO
  RECEIVABLES
  GRANTOR TR           6.100%    08/15/01     20,306     20,319       20,420
NISSAN AUTO
  RECEIVABLES
  1994-A GRANTOR       6.450%    09/15/99     17,838     17,934       17,969
NISSAN AUTO
  RECEIVABLES
  1992-B               4.300%    09/15/97        929        920          924
NORTHERN ILL
  GAS CO 1ST MTG       4.500%    03/15/96     11,000     10,989       10,956
NORWEST FINL
  INC NT               7.100%    11/15/96      2,300      2,345        2,330
NORWEST FINL INC       6.250%    02/15/97      7,750      7,736        7,785
NORWEST FINL INC
  SHELF 41             6.500%    05/15/97     13,850     13,920       14,008
NORWEST CORP M/T/N     7.700%    11/15/97      5,000      5,152        5,185
NORWEST FINL INC
  M/T/N                5.200%    04/29/97      1,000        980          990
OLYMPIC AUTO
  MOBILE
  RECEIVABLES TR       5.650%    01/15/01      2,691      2,688        2,687
OLYMPIC AUTOMOBILE
  RECEIVABLES TR       6.850%    06/15/01      8,132      8,115        8,286
PEOPLES BK CR
  CARD MASTER TR       4.800%    12/15/99     24,300     24,291       24,197
PEOPLES BK
  CR CARD
  MASTER TR            5.100%    08/15/97     25,000     24,996       24,859
PFIZER INC             7.125%    10/01/96     29,750     30,354       30,074
PFIZER INC             6.500%    02/01/97      2,000      2,003        2,017
PITNEY BOWES
  CR CORP              5.625%    02/15/97     20,500     20,397       20,481
PITNEY BOWES CR
  CORP                 6.250%    06/01/98      5,000      5,032        5,062
PREMIER AUTO TR        4.900%    10/15/98     15,431     15,393       15,341
PREMIER AUTO TR        4.900%    12/15/98     12,000     12,020       11,920


                                     -15-
                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY                AMORTIZED   CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE      COST       VALUE
----------------------------------------------------------------------------

PREMIER AUTO TR
  1993-5
  ASSET BACKED NT      4.220%    03/02/99     $4,573      $4,568      $4,490
PREMIER AUTO TR        4.750%    02/02/00      2,984       2,984       2,953
PREMIER AUTO TR        6.350%    05/02/00      7,240       7,221       7,323
PREMIER AUTO TR        6.450%    05/15/98      8,400       8,410       8,498
PREMIER AUTO TR        6.650%    11/02/98      4,650       4,674       4,734
PREMIER AUTO TR        6.650%    03/04/97      4,982       4,980       4,996
PREMIER AUTO TRUST     6.850%    10/04/97      5,000       4,996       5,048
PREMIER AUTO TR        5.900%    07/06/99      5,000       4,998       5,029
PROCTER & GAMBLE
  CO NT                6.850%    06/01/97     21,500      21,645      21,839
RCSB 1991-B
  GRANTOR TR           6.700%    04/15/97        835         834         835
RABOBANK NEDER
  LAND M/T/N           4.500%    01/25/96      3,000       2,999       2,994
RABOBANK NEDER
  LAND M/T/N           4.550%    03/01/96      5,000       5,000       4,985
RABOBANK NEDER
  LAND M/T/N           6.450%    01/17/97      3,000       2,989       3,030
RABOBANK NEDER
  LAND M/T/N           6.625%    05/26/97      3,000       2,995       3,047
RABOBANK NEDER
  LAND M/T/N           6.640%    04/25/97      4,000       4,007       4,060
RABOBANK NEDER
  LAND M/T/N           6.660%    03/03/97      5,000       5,005       5,062
REPUBLIC N Y CORP      8.375%    05/01/96      3,720       3,770       3,754
RESIDENTIAL FDG
  MTG SECS I
  INC MTG PASS         5.500%    02/25/08      2,676       2,676       2,664
SCFC RECREATIONAL
  VEH LN TR            7.250%    09/15/06      5,797       5,801       5,835
SPNB HOME EQUITY
  LN ASSET
  BKD CTF              8.100%    06/15/20      1,704       1,741       1,767
SAAB 1992-A TRUST
  SR CTF RESTR         6.100%    06/15/98        583         582         589
SARA LEE CORP
  M/T/N                4.650%    01/14/97     13,000      12,981      12,847
SEARS CR ACCOUNT
  MASTER TR I          5.900%    11/15/98     24,885      24,915      24,924
SEARS CR ACCOUNT
  MASTER TR II         6.250%    01/15/03     20,000      20,010      20,292

                                     -16-
                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY                AMORTIZED   CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE      COST       VALUE
----------------------------------------------------------------------------

SEARS CR ACCOUNT
  TR                   8.850%    03/15/98     $5,500       $5,522     $5,550
SEARS CR ACCOUNT
  TRUST                8.600%    05/15/96      5,000        5,037      5,066
SHELL OIL CO           7.700%    02/01/96      9,000        9,041      9,022
SHELL OIL CO           6.000%    01/15/97     23,565       23,423     23,622
GABS SIGNET TR
  93-3A                4.850%    12/15/96     35,000       34,990     34,726
SIGNET MASTER TR
  SER 1994-4
  ASSET BACKED         6.800%    08/15/97     20,000       19,986     20,431
STANDARD CR CARD
  TR 94-1A             4.650%    03/07/99     50,000       49,784     49,435
STANDARD CR CARD
  MASTER TR I          6.750%    06/07/00      5,000        5,025      5,119
THE MONEY STORE
  HOME EQUITY
  TR V/R               6.100%    05/15/22      6,643        6,649      6,484
TMS HOME EQUITY
  LN TR                5.175%    07/15/06      6,269        6,318      6,173
TOYOTA AUTO
  RECEIVABLES          5.850%    03/15/01     27,460       27,412     27,500
TOYOTA MTR CR CORP
  M/T/N                6.875%    10/15/96      5,000        5,000      5,053
TOYOTA MTR CR CORP
  M/T/N                6.625%    04/15/96      5,000        4,984      5,014
TOYOTA MTR CR CORP
  M/T/N                7.700%    01/23/97      5,000        5,038      5,108
UBS FIN DEL INC
  M/T/N                6.200%    10/01/98     15,000       15,012     15,213
USAA CAP CORP
  144A M/T/N           4.490%    10/28/96     20,000       20,000     19,770
USAA CAP CORP
  M/T/N 144A           4.760%    01/28/97     10,000       10,000      9,896
UNILEVER CAP CORP      8.875%    03/26/98      7,900        8,299      8,423
WACHOVIA BK
  N C N A M/T/N        5.000%    01/29/96     11,600       11,600     11,584
WACHOVIA BK
  N C N A M/T/N        4.875%    02/18/97      5,000        4,983      4,961
WACHOVIA BK
  N C M/T/N            6.550%    06/09/97      5,000        4,988      5,071

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY                AMORTIZED   CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE      COST       VALUE
----------------------------------------------------------------------------

WACHOVIA BK
  N C N A M/T/N        6.650%    07/14/97    $10,000       $9,987    $10,164
WAL MART STORES
  INC                  8.000%    05/01/96      7,170        7,254      7,231
WAL MART STORES
  INC                  5.500%    09/15/97     14,945       14,688     14,887
WAL MART STORES
  INC SR NT            5.500%    03/01/98     13,150       12,963     13,061
WARNER LAMBERT CO
  DEB                  8.125%    04/24/96      4,600        4,638      4,646
WISCONSIN ELEC
  PWR CO 1ST MTG       4.500%    03/15/96      6,000        6,000      5,977
WORLD OMNI
  AUTOMOBILE LEASE     6.050%    11/25/01     10,000       10,000     10,050
WORLD OMNI 1994-A
  AUTOMOBILE           6.450%    09/25/00      3,100        3,069      3,118
EUROPEAN INVT BK       7.750%    07/09/96      8,000        8,150      8,092
SHIKOKU ELECTRIC
  POWER               10.250%    04/26/96     10,000       10,217     10,150
HEWLETT PACKARD
  FIN CO DEB           7.500%    12/05/97     15,000       15,367     15,506
INTERNATIONAL
  FINANCE CORP
  DEB                  5.125%    02/09/96     10,000       10,008      9,978
TOYOTA MOTOR
  CREDIT CORP          6.500%    02/04/97     10,000       10,117     10,088
TOYOTA MTR CR
  CORP SR UNSUB        5.000%    03/10/97      5,000        4,897      4,959
                                          ----------------------------------
   TOTAL CORPORATE BONDS                  $1,798,291   $1,804,852 $1,809,755

  OTHER BONDS
AFRICAN DEV BK         9.500%    12/15/95     $6,000       $6,005     $6,005
ABBEY NATL TREAS
  CO GTD               5.000%    01/31/97     30,000       29,506     29,775
ASIAN DEV BK BD       10.750%    06/01/97      2,000        2,131      2,140
BELGIUM KINGDOM        5.280%    01/12/96     10,000       10,006      9,925
BRITISH TELECOM
  FIN BV               7.625%    09/30/96     23,235       23,735     23,570
CANADIAN GOVT
  SEDOL #416942        9.000%    02/27/96     40,590       40,973     40,829

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)


                                 MATURITY                AMORTIZED   CURRENT
DESCRIPTION            COUPON      DATE      PAR VALUE     COST       VALUE
----------------------------------------------------------------------------

DENMARK KINGDOM NT     7.750%    12/15/96     $3,000       $3,070     $3,059
DU PONT E I
  NEMOURS & CO         8.500%    04/17/96     10,000       10,141     10,078
EXPORT IMPORT
  BK JAPAN            10.125%    10/28/97      2,000        2,137      2,156
GUINNESS FINANCE       9.000%    01/08/96      5,000        5,017      5,006
HALIFAX BUILDING
   SOCIETE             5.000%    06/21/96     10,000       10,030      9,956
INTER AMERICAN
  DEV BANK             8.375%    12/27/95     13,190       13,223     13,206
JAPAN FINL CORP        9.875%    02/23/96      5,000        5,053      5,038
JOHNSON & JOHNSON
  M/T/N                8.220%    03/20/98      5,000        5,242      5,265
KANSAI ELEC PWR
  EURO                10.000%    03/30/96     10,000       10,155     10,119
MOUNTAIN STS TEL
  & TEL EURO           7.625%    05/15/96     11,000       11,131     11,688
NATIONSBANK AUTO
  GRANTOR TR.          5.850%    06/15/02     15,000       14,995     14,995
NIPPON TELE &
  TELE                 8.500%    12/20/96      4,000        4,105      4,105
OESTERREICHISCHE
  KONTROLL
  BANK A G             7.125%    12/06/96      3,000        3,041      3,041
OSPREY MTG
  SECS LTD NO.7
  CL A2 MTG BK         5.250%    07/10/97      6,500        6,537      6,441
QUANTAS AIRWAYS
  SEDOL# 471544        8.625%    03/27/96      2,445        2,453      2,465
SBC FIN (CAYMAN)
  LTD DEB              7.750%    09/11/96      6,000        6,111      6,092
SAINSBURY J            8.500%    05/09/96      3,000        3,047      3,031
SAINSBURY J            9.125%    10/02/96      3,000        3,104      3,079
SPAIN KINGDOM
  M/T/N                8.400%    06/13/96      5,000        5,057      5,079
SPAIN (KINGDOM
  OF) M/T/N            8.750%    12/22/97      4,000        4,193      4,263
KINGDOM OF SPAIN
  M/T/N                8.650%    12/15/95      1,870        1,873      1,871
TOKYO METROPOLIS
  JAPAN GTD           10.375%    10/20/97      2,300        2,481      2,485
UNILEVER CAP CORP      8.000%    05/28/96     25,150       25,513     25,386

                                                              EXHIBIT 1


                      THRIFT PLAN OF EXXON CORPORATION
                        AND PARTICIPATING AFFILIATES
          ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  11/30/95
                           (thousands of dollars)



                                 MATURITY                AMORTIZED   CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE      COST       VALUE
----------------------------------------------------------------------------
BELGIUM KINGDOM
  DEB                  8.000%    02/11/97    $11,700      $11,860    $11,992
CHUBU ELECTRIC
  POWER                7.000%    03/26/96     10,100       10,178     10,131
DENMARK KINGDOM
  UNSUB                7.250%    09/25/96      5,175        5,279      5,235
ABB INTL FIN NV
  KEEPWELL
  AGREEMENT            6.375%    02/20/96     19,000       19,065     19,000
NEW ZEALAND
  GOVT DEB             8.000%    04/02/97      2,075        2,108      2,132
INTER AMERICAN
  DEV BK EURO          7.625%    09/10/96      9,400        9,612      9,541
INTERNATIONAL BK FOR
  RECON & DEV DEB      9.750%    05/10/96     21,000       21,463     21,341
INTERNATIONAL BK FOR
  RECON DEV            9.875%    10/01/97      9,780       10,434     10,496
SWEDEN KINGDOM
  DEB                  5.500%    12/01/95     20,400       20,400     20,400
                                            --------------------------------

   TOTAL OTHER BONDS                        $375,910     $380,464   $380,416

  GOVERNMENT BONDS
FEDERAL FARM CR
  BKS CONS
  M/T/N                6.780%    03/21/97    $11,000      $11,015    $11,167
FEDERAL FARM
  CR BKS
  CONS M/T/N           5.950%    06/06/97     15,000       15,023     15,105
FEDERAL HOME
  LOAN BANK            8.250%    09/25/96      4,325        4,379      4,416
FEDERAL HOME
  LOAN BANK            8.250%    11/25/96      3,065        3,112      3,143
FEDERAL HOME
  LN BKS               4.380%    03/04/96      4,000        3,975      3,986
FEDERAL HOME LN
  BKS CONS BD          7.145%    01/26/96     10,000       10,006     10,020
FEDERAL HOME
  LN BKS               6.850%    02/28/96      5,000        5,003      5,013

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY                AMORTIZED   CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE      COST       VALUE
----------------------------------------------------------------------------

FEDERAL HOME
  LN BKS               6.940%    03/14/97     $5,000       $5,051    $5,085
FEDERAL HOME
  LN BKS               6.995%    11/08/96      8,000        7,986     8,098
FEDERAL HOME
  LOAN BANK CONS       6.525%    07/11/97      9,465        9,446     9,604
FEDERAL HOME LN
  BKS CONS BD          6.440%    07/25/97     10,000        9,958    10,137
FEDERAL HOME LN
  BKS                  7.310%    01/04/96      5,000        5,003     5,006
FEDERAL HOME LN
  BKS CONS BD          6.645%    08/28/97      3,320        3,349     3,379
FEDERAL HOME LN
  BKS DEB              5.545%    06/09/97      5,000        4,987     5,000
FEDERAL HOME LN
  BK                   5.740%    06/23/97     10,000        9,982    10,030
FEDERAL HOME LN
  BKS M/T/N            6.235%    05/30/97      5,000        4,997     5,050
FEDERAL HOME LN
  BKS                  6.875%    11/18/96      4,825        4,821     4,885
FEDERAL HOME LOAN
  BANK DISCOUNT        N/A       01/16/96      5,000        4,952     4,952
FEDERAL HOME LN
  MTG CORP DEB         7.750%    01/27/97     16,000       16,201    16,385
FEDERAL HOME LN
  MTG CORP DEB         6.840%    02/28/96     10,000       10,007    10,025
FEDERAL HOME LN
  MTG CORP NT          6.790%    02/20/96     25,000       25,000    25,055
FEDERAL HOME LN
  MTG CORP DEB         5.470%    03/21/97      5,000        4,981     4,995
FEDERAL HOME LN
  MTG CORP             4.125%    10/21/96      5,000        4,886     4,935
FEDERAL HOME LN
  MTG CORP DEB         7.860%    01/21/97     10,000       10,158    10,248
FEDERAL HOME LN
  MTG CORP REMIC       7.860%    01/15/97      1,500        1,521     1,537
FEDERAL NATL MTG
  ASSN                 8.000%    07/10/96      5,000        5,030     5,070
FEDERAL NATL MTG
  ASSN AGEN            8.150%    08/12/96      2,000        2,020     2,035
FEDERAL NAT'L
  MTGE ASSN
  SER E                9.550%    09/10/97      5,000        5,318     5,338

                                     -21-
                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY                AMORTIZED   CURRENT
DESCRIPTION            COUPON      DATE      PAR VALUE     COST       VALUE
----------------------------------------------------------------------------

FEDERAL NATL MTG
 ASSN M/T/N            7.070%    11/18/96     $5,000       $5,015     $5,070
FEDERAL NATL MTG
 ASSN M/T/N            6.150%    06/23/97     10,000        9,949     10,102
FEDERAL NATL MTG
 ASSN M/T/N            6.770%    04/14/97     10,000       10,015     10,149
FEDERAL NATL MTG
 ASSN M/T/N            5.830%    09/15/97      5,000        4,992      5,027
FEDERAL NAT'L MTGE
 ASSN M/T/N            5.650%    10/20/97     10,000        9,981     10,030
U S TREASURY NOTES     4.750%    02/15/97     10,000        9,991      9,919
U S TREASURY NOTES     6.500%    05/15/97     10,000       10,008     10,152
                                            --------------------------------

   TOTAL GOVERNMENT BONDS                   $267,500     $268,118   $270,148


  COMMERCIAL PAPER
AMERICAN EXPRESS CR
  CO C/P CPDS           N/A      01/26/96    $15,000      $14,865    $14,865
FORD MOTOR CR
  COMPANY CPDS          N/A      02/07/96     20,000       19,781     19,781
GENERAL ELEC CAP
  CORP DISC
  C/P CPDS              N/A      01/08/96     10,000        9,700      9,700
GENERAL ELEC CAP
  CORP DISC
  C/P CPDS              N/A      01/12/96      5,000        4,847      4,847
GENERAL ELEC CAP
  CORP  DISC
  C/P CPDS              N/A      12/08/95     30,000       29,890     29,890
WARNER LAMBERT CO
  CPDS                  N/A      12/18/95     10,000        9,722      9,722
ASSOC CORP OF
  NO. AMER CPDS         N/A      12/04/95     20,000       19,939     19,939
                                            --------------------------------

   TOTAL COMMERCIAL PAPER                   $110,000     $108,744   $108,744




                                     -22-


                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY               AMORTIZED    CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE     COST        VALUE
----------------------------------------------------------------------------
  CERTIFICATE OF DEPOSITS

AMERICAN EXPRESS
  CENTURION
  BK C/D               6.400%    04/28/98     $2,000      $1,995      $2,022
BAYERISHE LANDES
  BANK C/D             6.300%    02/23/96      6,000       5,989       6,014
DEUTSCHE BK AG
  C/D V/R              7.498%    01/21/96     20,000      20,209      20,334
DRESDNER BANK
  A G NY
  BRANCH C/D           5.400%    12/21/95      2,000       2,001       2,000
MBNA AMER BK
  N A NEWARK
  DEL C/D              4.100%    10/15/96      5,000       4,987       4,957
MBNA AMER BK
  N A NEWARK
  DEL C/D              4.300%    09/03/96     10,000       9,977       9,936
MBNA AMER BK
  N A NEWARK
  DEL C/D              4.250%    09/09/96      5,000       4,986       4,968
MBNA AMER BK
  N A NEWARK
  DEL C/D              4.200%    09/30/96     10,000       9,973       9,927
MERCANTILE SAFE
  DEP & TR CO C/D      4.770%    03/29/96     10,000      10,000       9,985
MERCANTILE SAFE
  DEP & TR CO C/D      6.820%    01/08/96      5,000       5,000       5,070
MERCANTILE SAFE
  DEP & TR
  CO N/T C/D           6.850%    04/04/96      5,000       5,000       5,027
MERCANTILE-SAFE
  DEP & TR
  CO N/T C/D           6.850%    04/04/96      5,000       5,000       5,027
OLD KENT BK &
  TR CO C/D            4.650%    05/15/96     10,000      10,000       9,978
OLD KENT BANK
  AND TR CO C/D        6.560%    05/30/97      5,000       5,000       5,048
                                          ----------------------------------
  TOTAL CERTIFICATE
    OF DEPOSITS                             $100,000    $100,117    $100,293
                                          ----------------------------------
  TOTAL FIXED INCOME
    SECURITIES                            $2,651,701  $2,662,295  $2,669,356

                                     -23-
                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)



                                 MATURITY               AMORTIZED    CURRENT
DESCRIPTION            COUPON      DATE     PAR VALUE     COST        VALUE
----------------------------------------------------------------------------

  SHORT TERM INVESTMENTS
 BEAR STEARNS
  MASTER NOTE            N/A       N/A       $27,201     $27,201     $27,201
 NOMURA SECURITIES
  INTL MASTER NOTE       N/A       N/A        25,000      25,000      25,000
 BANK OF NEW YORK
  SHORT TERM INVEST-
  MENTS                  N/A       N/A        12,052      12,052      12,052
                                             -------------------------------
   TOTAL SHORT TERM
    INVESTMENTS                              $64,253     $64,253     $64,253


PARTICIPANT LOANS
(ANNUAL INTEREST RATES
  FROM 10.5 TO 6.5,
  MAXIMUM PERIOD
  OF REPAYMENT
  IS 60 MONTHS)          N/A        N/A     $158,790    $158,790    $158,790
                                            --------------------------------

TOTAL COMMON ASSET
    INVESTMENTS                           $2,874,744  $2,885,338  $2,892,399
                                          ==================================

                                                              EXHIBIT 1


                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   11/30/95
                            (thousands of dollars)





                                              SHARES/                CURRENT
FUND/ISSUE                                     UNITS        COST      VALUE
--------------------------------------      --------------------------------

EXXON CORPORATION PREFERRED
  STOCK FUND
---------------------------

EXXON CORPORATION CLASS
  A PREFERRED STOCK
  (thousands of shares)                      7,552      $464,477    $584,373

  SHORT TERM INVESTMENTS
NOMURA SECS INTL MASTER NOTE               $12,239       $12,239     $12,239
BEAR STEARNS MASTER NOTE                       500           500         500
                                            --------------------------------

   TOTAL SHORT TERM INVESTMENTS            $12,739       $12,739     $12,739


EXXON CORPORATION COMMON
  STOCK FUND
-----------------------------

EXXON CORPORATION COMMON
  STOCK (thousands of shares)               42,383    $1,954,982  $3,279,397


EQUITY PORTFOLIO FUND
----------------------------

BZW EQUITY INDEX FUND
(thousands of units)                         3,163      $240,186    $428,716


EXTENDED MARKET PORTFOLIO
  FUND
----------------------------


BZW EXTENDED EQUITY INDEX
FUND (thousands of units)                   10,428      $112,391    $135,879

                                                                EXHIBIT 2

                       THRIFT PLAN OF EXXON CORPORATION
                         AND PARTICIPATING AFFILIATES
                 ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                             NOVEMBER 30, 1995

                            (thousands of dollars)





Identity of Party Involved:     Exxon Corporation

Description of Asset:           Exxon Corporation Common Stock



Total          Total        Total         Total
Number         Number       Dollar        Dollar
  of             of        Value of      Value of        Net
Purchases      Sales       Purchases       Sales        Gain
---------      -----       ---------     --------       ----

7,104,460    8,688,903     $479,377      $602,250      $78,087



Schedule prepared following the alternative format prescribed at 29 CFR 2520.103-6(d)(2) for a series of transactions involving securities of the same issue as described at 29
CFR 2520.103-6(c)(1)(iii).

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------

To the Trustee of the Thrift Fund

In our opinion, the financial statements (pages 2-8) listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Exxon Corporation and Participating Affiliates (the Thrift Plan) at November 30, 1995 and 1994, and the changes in its net assets available for benefits for the year ended November 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Trustee of the Thrift Plan; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee of the Thrift Plan, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the statement of net assets available for benefits and the statement of changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
Houston, Texas
February 15, 1996

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-19057) and the related
Prospectus for the Thrift Plan of Exxon Corporation and
Participating Affiliates of our report dated February 15, 1996 appearing on page 27 of this Annual Report on Form 11-K.



PRICE WATERHOUSE LLP
Houston, Texas
February 15, 1996

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                                     THRIFT PLAN OF EXXON CORPORATION

                                     AND PARTICIPATING AFFILIATES

                                     (Name of Plan)


                                     /s/ Edgar A. Robinson
                                     _________________________

                                     Edgar A. Robinson
                                     Chairman, Thrift Trustee

Dated:  February 15, 1996